SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K
                                  ANNUAL REPORT




     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934


     For the fiscal year ended              December 31, 1997
                                   ---------------------------------------------


                          Commission File Number 1-9936





                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN
                            (Full Title of the Plan)




                              EDISON INTERNATIONAL
                                (Name of Issuer)








       2244 WALNUT GROVE AVENUE (P.O. Box 800), ROSEMEAD, CALIFORNIA 91770
                     (Address of principal executive office)

                                      INDEX




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL  STATEMENTS

     Statements of Net Assets Available for Benefits as of December 31, 1997,
          and 1996
     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1997

NOTES TO FINANCIAL STATEMENTS

SCHEDULES
   I. Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997
  II. Line 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1997




NOTE: All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Southern California Edison Company
  Employee Benefits/Health Care Committee:

We have audited the accompanying statements of net assets available for benefits of the SOUTHERN CALIFORNIA EDISON COMPANY STOCK SAVINGS PLUS PLAN (the Plan) as of December 31, 1997, and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedules I and II listed in the accompanying Index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                    ARTHUR ANDERSEN LLP
                                                    ARTHUR ANDERSEN LLP


Los Angeles, California
June 5, 1998

                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1997
                             (Dollars in thousands)




                                               Edison Int'l   Common    Money
                                                  Stock        Stock    Market   Balanced     Bond     Global   Participant
                                      Total       Fund         Fund      Fund      Fund       Fund      Fund       Loans
                                -------------- ------------  ----------------------------    -----     ------   -----------


  ASSETS:
   Investments, at fair value:
     Edison International
       Common Stock                 $  815,178    $ 815,178   $  --      $ --     $   --     $  --     $  --     $  --
     Participant loans receivable       71,920         --        --        --         --        --        --      71,920
     Collective trusts:
       BZW Barclay's Global
         Investors Equity Index
         T-Fund                        313,932         --     313,932      --         --        --        --        --
       Wells Fargo Short-Term
          Income Fund                  104,111        4,626      --      99,485       --        --        --        --
       Frank Russell Global
         Balanced Fund                 132,065         --        --        --       132,065     --        --        --
       Frank Russell Fixed
         Income II Fund                 32,147         --        --        --         --      32,147      --        --
       Frank Russell Global
          Fund                         192,275         --        --        --         --        --      192,275     --
                                    ----------     --------  --------   -------    --------  -------   --------   -------

           Total investments         1,661,628      819,804   313,932    99,485     132,065   32,147    192,275    71,920
                                    ----------     --------  --------   -------    --------  -------   --------   -------

   Receivables:
     Interest receivable                   489            9      --         480       --        --        --        --
     Dividend receivable                 7,496        7,496      --        --         --        --        --        --
     Receivable from brokers             6,390        1,085      --        --         --        --        5,305     --
                                    ----------     --------  --------   -------    --------  -------   --------   -------
           Total receivables            14,375        8,590      --         480       --        --        5,305     --
                                    ----------     --------  --------   -------    --------  -------   --------   -------
           Total assets              1,676,003      828,394   313,932    99,965     132,065   32,147    197,580    71,920

  LIABILITIES:
   Payable to brokers and others         2,627         --         401       --          201    1,713        312     --
                                    ----------   ----------  --------   -------   ---------  -------   --------   -------
           Net assets available
              for benefits          $1,673,376   $  828,394  $313,531   $99,965   $ 131,864   $30,434  $197,268   $71,920
                                    ==========   ==========  ========   =======   =========   =======  ========   =======




         The accompanying notes are an integral part of this statement.

                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1996
                             (Dollars in thousands)




                                               Edison Int'l   Common    Money
                                                 Stock         Stock    Market   Balanced     Bond     Global   Participant
                                      Total       Fund         Fund      Fund      Fund       Fund      Fund       Loans
                                   ---------    -----------  --------- -------  ---------     -----    ------   -----------


  ASSETS:
   Investments, at fair value:
     Edison International
       Common Stock                 $  694,060    $694,060   $   --     $  --     $   --     $  --     $  --     $  --
     Participant loans receivable       59,619         --        --        --         --        --        --      59,619
     Collective trusts:
       BZW Barclay's Global
         Investors Equity Index
         T-Fund                        222,282         --     222,282      --         --        --        --        --
       Wells Fargo Short-Term
          Income Fund                  146,667      11,186       --     135,481       --        --        --        --
       Frank Russell Global
         Balanced Fund                 107,224         --        --        --       107,224     --        --        --
       Frank Russell Fixed
         Income II Fund                 23,178         --        --        --         --      23,178      --        --
       Frank Russell Global
          Fund                         163,575         --        --        --         --        --      163,575     --
                                    ----------     --------  --------   -------    --------  -------   --------   -------

           Total investments         1,416,605      705,246   222,282   135,481     107,224   23,178    163,575    59,619
                                    ----------     --------  --------   -------    --------  -------   --------   -------

   Receivables:
     Interest receivable                   632           71      --         561        --        --        --        --
     Dividend receivable                 8,730        8,730      --         --         --        --        --        --
     Receivable from brokers            46,302        6,994    15,081       --       8,427     1,341     14,459      --
                                    ----------     --------  --------   -------    --------  -------   --------   -------
           Total receivables            55,664       15,795    15,081       561      8,427     1,341     14,459      --
                                    ----------     --------  --------   -------    --------  -------   --------   -------
           Total assets              1,472,269      721,041   237,363   136,042     115,651   24,519    178,034    59,619

  LIABILITIES:
   Payable to brokers and others           451         --         --       --           152       27        272     --
                                    ----------   ----------  --------   -------   ---------  -------   --------   -------
           Net assets available
              for benefits          $1,471,818   $  721,041  $237,363  $136,042   $ 115,499   $24,492  $177,762   $59,619
                                    ==========   ==========  ========  ========   =========   =======  ========   =======




         The accompanying notes are an integral part of this statement.

                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (Dollars in thousands)




                                                      Edison Int'l  Common     Money
                                                         Stock      Stock      Market    Balanced    Bond      Global   Participant
                                           Total         Fund        Fund       Fund      Fund       Fund       Fund       Loans
                                         ---------    ------------  -------- ---------- -------      ----      ------   -----------
 ADDITIONS:
   Investment income:
     Dividend                         $   30,863     $ 30,863      $    --   $   --      $  --      $  --      $  --       $   --
     Interest                             11,940          317           103      6,016         43       10          64        5,387
     Net appreciation in fair value
       of investments                    363,532      230,942        74,649       --       21,377    1,930      34,634         --
                                      ----------     --------      --------  ---------   --------   ------     -------     --------
                                         406,335      262,122        74,752      6,016     21,420    1,940      34,698        5,387
     Less-- Investment expenses            1,924         --            --         --          646      119       1,159         --
                                      ----------     --------      --------  ---------   --------   ------     -------     --------
         Net investment income           404,411      262,122        74,752      6,016     20,774    1,821      33,539        5,387
                                      ----------     --------      --------  ---------   --------   ------     -------     --------

   Contributions:
     Employer contributions,
       net of forfeitures                 15,649        7,874         3,197        817      1,247      276       2,238         --
     Participant contributions            63,828       24,955        12,042     13,328      4,425    1,014       8,064         --
                                      ----------     --------      --------  ---------   --------   ------     -------     --------
         Total contributions              79,477       32,829        15,239     14,145      5,672    1,290      10,302         --
                                      ----------     --------      --------  ---------   --------   ------     -------     --------
         Total additions                 483,888      294,951        89,991     20,161     26,446    3,111      43,841        5,387
                                      ----------     --------      --------  ---------   --------   ------     -------     --------

DEDUCTIONS:
   Distributions to participants or
     their beneficiaries                 277,505      132,168        36,115     53,930     21,064    5,578      28,650         --
   Loans to participants, net of
     repayments and deemed
     distributions                         4,825       11,796         2,308      1,064        601       91       1,266      (12,301)
   Transfers of interest on
     participant loans                      --         (3,256)         (890)      (227)      (316)     (68)       (630)       5,387
                                      ----------     --------       -------    -------    -------   ------     -------     --------
         Total deductions                282,330      140,708        37,533     54,767     21,349    5,601      29,286       (6,914)
                                      ----------     --------       -------    -------    -------   ------     -------     --------

INTERFUND TRANSFERS, net                    --        (46,890)       23,710     (1,471)    11,268    8,432       4,951         --
                                      ----------     --------       -------    -------    -------   ------     -------     --------
NET INCREASE (DECREASE)                  201,558      107,353        76,168    (36,077)    16,365    5,942      19,506       12,301

NET ASSETS AVAILABLE FOR
   BENEFITS, beginning of year         1,471,818      721,041       237,363    136,042    115,499   24,492     177,762       59,619
                                      ----------     --------    ----------   --------   --------  -------    --------      -------
NET ASSETS AVAILABLE FOR
   BENEFITS, end of year              $1,673,376     $828,394      $313,531   $ 99,965   $131,864  $30,434    $197,268      $71,920
                                      ==========     ========    ==========   ========   ========  =======    ========     ========



    The accompanying notes are an integral part of this statement.

                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1997


Note 1.      Nature of Plan and Summary of Significant Accounting Policies

The following description of the Southern California Edison Company (Plan Sponsor or the Company) Stock Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Nature of Plan

         Eligibility

         The Plan is a defined-contribution plan with a 401(k) feature, in which substantially all qualifying full-time or part-time employees of Edison International and its subsidiary companies including the Company are eligible to participate. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Prior to September 1, 1997, an employee was eligible to participate in the Plan after one year of service, in which an employee completes not less than 1,000 hours of service.

         Contributions

         Each year, participants may contribute up to 15 percent of pretax base pay, subject to statutory limits, as defined by the Plan. The Company contributes 50 percent of the first 6 percent of base pay that a participant contributes to the Plan. The Plan also accepts rollovers from other qualified plans.

         Vesting

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon occurs upon completion of five years of credited service.

         Forfeitures

         At December 31, 1997, and 1996, forfeited non-vested accounts totaled $360 and $10,350, respectively. These accounts are used to reduce employer contributions. During 1997, employer contributions were reduced by $16,310 from forfeited nonvested accounts.

         Plan Trust

         Plan assets are held in trust with Wells Fargo Bank, N.A. (the Trustee) for the benefit of participants and their beneficiaries. The mutual covenants to which the Company and the Trustee agree are disclosed in the Stock Savings Plus Plan and Trust Agreement (Trust Agreement).

         Administrative and Investment Expenses

         The Plan is administered by the Southern California Edison Company Employee Benefits/Health Care Committee (Plan Administrator). The cost of Plan administration is paid by the Plan Sponsor. The investment expenses incurred by the Trustee in making investments are paid out of the investment funds for which the investments are made as part of the cost of the investment.

         Participant Accounts

         Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Plan earnings. Allocations of earnings and expenses are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

         Participant Loans Receivable

         Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000. Loan transactions are treated as a transfer to
         (from) the investment fund from (to) Participant Loans. Loan terms range from one to four years or up to 15 years for the purchase of a primary residence. The loans bear interest at the Prime Rate plus one percent. Interest rates range from 7.0 percent to 9.5 percent. Principal and interest is paid ratably through bi-weekly payroll deductions.

         Payment of Benefits

         Distribution of account balances of $3,500 or less occur after a participant terminates employment, dies, or becomes permanently and totally disabled. Participants terminating employment having account balances greater than $3,500 and retirees, may: a) elect to receive their distributions at any time before turning ages 65 and 70 1/2, respectively, and b) choose between lump sum or installment forms of payment.

Note 2.  Summary of Significant Accounting Policies

         Basis of Accounting

         The  financial  statements  are  presented  on  the  accrual  basis  of
         accounting  and  in  conformity  with  generally  accepted   accounting
         principles applicable to employee benefit plans.

         Certain previously reported amounts have been reclassified to conform with the current-year presentation.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Investments in the collective funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Edison
         International common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Distributions to Participants

         Distributions to participants are recorded when paid.

Note 3.  Investment Options

The  Trustee  invests  all   contributions   in  accordance   with   participant
instructions. Funds not immediately allocated to investment funds are invested by the Trustee in certain short-term investments.

Participants may direct the investment of their contributions, the employer's matching contributions, and the earnings on those contributions into any of six investment funds on a monthly basis, in one percent increments.

o Edison International Stock Fund -- Funds are invested in the common stock of Edison International, which consisted of 29,983,003 and 34,921,286 shares of Edison International stock at December 31, 1997 and 1996 and a per-share cost of $27.19 and $19.88, respectively. In addition, the Edison International Stock Fund held $4,625,625 in cash and cash equivalents.

o Common Stock Fund -- Funds are invested in shares of the BZW Barclay's Global Investors Equity Index T-Fund, a collective trust that invests mainly in common stock.

o Money Market Fund -- Funds are invested in the Wells Fargo Bank, N.A. Short-Term Income Fund, which invests in money market instruments.

o Balanced Fund -- Funds are invested in shares of the Frank Russell Global Balanced Fund, a collective trust that invests in corporate bonds, common stocks and U.S. Government Securities.

0 Bond Fund -- Funds are invested in shares of the Frank Russell Fixed Income II Fund, a collective trust that invests mainly in corporate bonds and U.S. Government Securities.

0 Global Fund -- Funds are invested in the following Frank Russell collective trusts:

     - Frank Russell  Equity I Fund - 50%
     - Frank Russell Equity II Fund - 15%
     - Frank Russell  International  Fund - 35%
     These collective trusts invest mainly in equity securities in the U.S. and non-U.S. markets.

None of the Plan's investment funds are considered to be utilizing derivatives to a material degree.

The transfer of the participants' investment from the Edison International Stock Fund to all other funds is valued at the month-end closing price. The transfer of the participants' investment from all other funds to the Edison International Stock Fund, or to any other fund, is based on the actual market value balance (including earnings and market adjustments) in each participant's account, as of the date of transfer.

Note 4.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             December 31,
                                                             -----------
                                                         1997             1996
                                                        --------       --------
                                                            (In thousands)

  Net assets available for benefits per the financial
    statements                                         $1,673,376    $1,471,818
  Amounts allocated to withdrawing participants             8,715        99,312
                                                       ----------    ----------
  Net assets available for benefits per the Form 5500  $1,664,661    $1,372,506
                                                       ==========    ==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               Year ended
                                                            December 31, 1997
                                                            -----------------
                                                             (In thousands)

  Benefits paid to participants per the financial statements      $277,505
    Add: Amounts allocated to withdrawing participants
         at December 31, 1997                                        8,715
    Less:Amounts allocated to withdrawing participants
         at December 31, 1996                                       99,312
                                                                  --------
         Benefits paid to participants per the Form 5500          $186,908
                                                                  ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

During 1996, the Company adopted the provisions of a Voluntary Retirement Offer to provide incentives for eligible employees to retire early. Such retirements resulted in large amounts being allocated to withdrawing participants at December 31, 1996.

Note 5.  Related Party Transactions

The Money Market Fund is managed by Wells Fargo Bank, N.A., which also serves as the Plan's trustee. As such, transactions in the Money Market Fund qualify as party-in-interest transactions. Fees earned by the Trustee in its capacity as fund manager for the Plan were $215,000 for 1997. Such fees are reported net of interest income on the Statement of Changes in Net Assets Available for Benefits.

Note 6.  Plan Termination

Although it has not expressed an intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

Note 7.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 5, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Note 8. Subsequent Events

Effective February 23, 1998, the Plan was amended to convert the Edison International Stock Fund into an employee stock ownership plan and to provide for the current payment of dividends to participants unless they timely elect to reinvest all or a portion of such dividends.

                                                                    SCHEDULE I


                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN


                          EIN 95-1240335 - PLAN NO. 002

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997
                             (Dollars in thousands)


(a)               (b)                                      (c)                             (d)             (e)
                                                Description of Investment
    Identity of Issue, Borrower, Lessor      Including Maturity Date, Rate of                            Current
           or Similar Party                   Interest, Par or Maturity Value              Cost           Value
--- -----------------------------------     ----------------------------------           --------        -------

*   Edison International                  Common Stock-- No Par Value                $   520,432      $  815,178

    BZW Barclay's Global Investors        Collective Investment in the
                                           BZW Barclay's Global Investors
                                           Equity Index T-Fund                           308,493         313,932

    Frank Russell Trust Company           Collective Investment in
                                           Frank Russell Balanced Fund                    84,750         132,065

*   Wells Fargo Bank, N.A.                Collective Investment in the
                                           Wells Fargo Bank Short-Term
                                           Income Fund                                   104,111         104,111

    Frank Russell Trust Company           Collective Investment in
                                           Frank Russell Fixed Income II
                                           Fund                                           27,145          32,147

    Frank Russell Trust Company           Collective Investments in
                                           Frank Russell Equity I Fund,
                                           Equity II Fund and International
                                           Fund                                          119,553         192,275

    Participant Loans                     Loans with Maturities Varying from
                                           One to Fifteen Years and Interest
                                           Rates Ranging From 7 Percent to
                                           9.5 Percent                                      --           71,920
                                                                                --------------------------------
                                         Total                                        $1,164,484      $1,661,628
                                                                                      ==========      ==========




*  Party-in-interest

                                                                   SCHEDULE II



                       SOUTHERN CALIFORNIA EDISON COMPANY
                             STOCK SAVINGS PLUS PLAN


                          EIN 95-1240335 - PLAN NO. 002

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (Dollars in thousands)




       (a)                     (b)                   (c)       (d)        (e)       (f)           (g)         (h)           (j)
                    Description of Assets                                                               Current Value
                       (include interest                                                                  of Asst on
Identity of Party      rate and maturity          Purchase   Selling    Lease   Incurred w/    Cost of    Transaction    Net Gain
    Involved           in case of a loan)          Price     Price      Rental  Transaction     Asset         Date       or (Loss)
---------------------------------------------------------------------------------------------------------------------------------


Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A.
                          Short-Term Income Fund
                              229 purchases       $510,437   $   -        N/A         -          $  -         $510,437    $   -
                              216 sales               -       545,796     N/A         -          545,796       545,796        -
Edison International    Common Stock
                              29 purchases          19,533       -        N/A        13           19,533        19,533        -
                              27 sales                -        71,546     N/A        49           47,762        71,546     23,784




                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                    SOUTHERN CALIFORNIA EDISON COMPANY
                                          STOCK SAVINGS PLUS PLAN



                           By:               Lillian R. Gorman
                              -------------------------------------------------
                                             Lillian R. Gorman
                                                   Chair
                                  Employee Benefits/Health Care Committee


June 23, 1998